6-30-02

02048569

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

From 2 June 2002 to 30 June 2002

ENTERPRISE OIL plc

(Translation of registrant's name into English)

GRAND BUILDINGS, TRAFALGAR SQUARE

LONDON WC2N 5EJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ....X...... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in

connection with Rule 12g3-2(b)...82-3004...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ENTERPRISE OIL plc
(Registrant)

Date: 30 June 2002 By..

Name: M J WHITE

Title: COMPANY SECRETARY

Print the name and title of the signing officer under his signature.

DOCUMENTS MADE PUBLIC, FILED OR DISTRIBUTED SINCE 30th May 2002

Document Title	Date	Entity Requiring Item
Form (88)2 Return of Allotments of shares under the Enterprise Oil Savings Related Share Option Scheme	19 June 2002	Registrar of Companies

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	01682048
Company name in full	ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19 06 2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	8876		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2-768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name JACKIE STEER	Class of shares allotted	Number allotted
Address 55 RIDDLESDOWN ROAD	ORDINARY	502
PURLEY, SURREY		
UK Postcode CR8 1DJ		
Name SUSAN JANE STEVENSON	Class of shares allotted	Number allotted
Address 14 ALWYN AVENUE,	ORDINARY	1,675
CHISWICK, LONDON		
UK Postcode W4 4PA		
Name JONATHAN STOCKER	Class of shares allotted	Number allotted
Address 104 WHITESTILE ROAD	ORDINARY	1,675
BRENTFORD, MIDDLESEX		
UK Postcode TW8 9NL		
Name DAVID STRACHAN	Class of shares allotted	Number allotted
Address 29 BEECH-HILL GARDENS	ORDINARY	837
ABERDEEN		
UK Postcode		
Name TIMOTHY SULLIVAN	Class of shares allotted	Number allotted
Address MULDALSBAKKEN 17	ORDINARY	4,187
4042 HAFRSFJORD, NORWAY		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate.*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

D

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	01682048
Company name in full	ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	19261		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: GEORGE WILLIAM SMITH Address: SHIELDING COTT. , ECCLESCREIG EST. ST. CYROS, MONTROSE UK Postcode: DD10 0DR	ORDINARY	4,187
Name: GUY BROADIS SMITH Address: C/O ENTERPRISE OIL PLC, GRAND BUILDINGS TRAFALGAR SQUARE, LONDON UK Postcode: WC2N 5EJ	ORDINARY	4,187
Name: NIGEL JONATHAN SMITH Address: 17 PINEWOOD CLOSE WATFORD, HERTS UK Postcode: WD17 4NP	ORDINARY	3,350
Name: GARETH SNELL Address: 86 CRAIGLANDS ROCHDALE, GT. MANCHESTER UK Postcode: OL16 4RD	ORDINARY	4,187
Name: DUNCAN FORBES STEEL Address: 37 MILTON AVENUE, HIGHGATE LONDON UK Postcode: N6 5QF	ORDINARY	3,350

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/6/01

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ — *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX number

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9211		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PAUL WINFROW	Class of shares allotted	Number allotted
Address 13 PEWLEY BANK, GUILDFORD, SURREY	ORDINARY	3,182
UK Postcode GU1 3PU		
Name COLIN WRIGHT	Class of shares allotted	Number allotted
Address 17 HILLSIDE ROAD, HARPENDEN, HERTS	ORDINARY	4,187
UK Postcode AL5 4BS		
Name SIAN YOUNG	Class of shares allotted	Number allotted
Address 15 PELHAM COURT, HEMEL HEMPSTEAD, HERTS	ORDINARY	1,842
UK Postcode HP2 4UN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MJWhite D Date 20/6/02

A ~~director~~ / secretary / admini~~strator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX n

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	16329		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name MICHAEL WHYATT Address VIA CACOPO DA PONTE 33 0197 ROME, ITALY UK Postcode	ORDINARY	4,187
Name JANICE WILCOTT Address 15 COLTHURST CRESCENT GREEN LANES, LONDON UK Postcode N 4 2 D T	ORDINARY	1,675
Name PETER WILLIAMS Address 16 BOX RIDGE AVENUE PURLEY, SURREY UK Postcode C R 8 3 A P	ORDINARY	4,187
Name ANDREW WILSON Address HIGH HOES BARN, HOES LANE PETWORTH, WEST SUSSEX UK Postcode G U 2 8 0 J B	ORDINARY	4,187
Name KEVIN WILSON Address 8 DUBFORD GROVE, BRIDGE OF DON ABERDEEN UK Postcode A B 2 3 8 G Q	ORDINARY	2,093

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX number

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 01678204

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13817		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: MICHAEL WALBERTON Address: GROVE HOUSE, LODGE HILL ROAD LOWER BOURNE, FARNHAM, SURREY UK Postcode: GU10 3RE	ORDINARY	2,512
Name: MARY VERONICA WARD Address: 3 BEECHILL CLOSE, GATEACRE LIVERPOOL UK Postcode: L25 3QT	ORDINARY	4,187
Name: KEVIN CHARLES WATT Address: 38 LAUREL WYND, DANESTONE ABERDEEN UK Postcode: AB22 8XX	ORDINARY	1,675
Name: KEVIN PAUL WATTS Address: 90 BROXASH ROAD LONDON UK Postcode: SW11 6AB	ORDINARY	4,187
Name: PETER WATTLER Address: WHITE WALL FARM OAST, 483 CAPSTONE ROAD GILLINGHAM, KENT UK Postcode: ME3 7TE	ORDINARY	1,256

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MJWard. **Date** 20/11/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX number

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	01682048
Company name in full	ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	20098		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2-768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BARBARA SWARZENCKI Address: 15 ELSTREE HILL NORTH ELSTREE, HERTS UK Postcode: WD6 3EH	ORDINARY	4,187
Name: STEPHEN THORN Address: BRUBEKK, SUNDAYSWELLS TORPHINS, ABERDEENSHIRE UK Postcode: AB31 4JY	ORDINARY	3,350
Name: JENNIFER MURRAY URQUHART Address: C/O ROME OFFICE, ENTERPRISE OIL PLC, GRAND BUILDINGS LONDON UK Postcode: WC2N 5EJ	ORDINARY	4,187
Name: JACOBUS VAN DEN DRIES Address: 4 ST ANDREWS GROVE NORTHALLERTON, NORTH YORKSHIRE UK Postcode: DL7 8YU	ORDINARY	4,187
Name: SANDER VAN DER LAAN Address: 11 MARINE TERRACE, FERRYHILL ABERDEEN UK Postcode: AB11 7SF	ORDINARY	4,187

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 20/6/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX number

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13734		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name STEPHEN MCHATTIE Address 18 EARLSPARK DRIVE BIELDSIDE, ABERDEEN UK Postcode AB15 9AH	ORDINARY	3,350
Name WILLIAM ALAN MCLACHLAN Address 9 WALTHAM TERRACE, BLACKROCK CO DUBLIN, IRELAND UK Postcode	ORDINARY	4,187
Name JAMES MCMANUS Address 83 ANGLESEA ROAD, BALLSBRIDGE DUBLIN 4, IRELAND UK Postcode	ORDINARY	837
Name NATALIE MERRETT Address 59A APPROACH ROAD RAYNES PARK, LONDON UK Postcode SW20 8BA	ORDINARY	2,345
Name STAN MORRISON Address 10 DEVONSHIRE ROAD ABERDEEN UK Postcode AB10 6XR	ORDINARY	3,015

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MJWhite **Date** 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX number

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13733		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PAUL MULLARKEY Address: COPPLE GLADE, 13 ALDERSEY ROAD GUILDFORD, SURREY UK Postcode: GU1 2ER	ORDINARY	4,187
Name: JOHN NAISMITH Address: 47 GLADSTONE PLACE QUEENS CROSS, ABERDEEN UK Postcode: AB10 6UX	ORDINARY	2,512
Name: JULIA NEAL Address: 53 LOWER CAMDEN CHISLEHURST, KENT UK Postcode: BR7 5HY	ORDINARY	1,172
Name: RONALD NELMES Address: 10 THE UPLANDS, BRICKET WOOD ST ALBANS, HERTS UK Postcode: AL2 3UW	ORDINARY	1,675
Name: JOHN NEWBERY Address: 22 MARLBOROUGH ROAD LONDON UK Postcode: W4 4EJ	ORDINARY	4,187

Please enter the number of continuation sheets (if any) attached to this form

Signed MJWhite **Date** 20/6/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX number

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	01682048
Company name in full	ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	14906		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: BRIAN O'CATHAIN Address: 13 ST KEVINS PARK, DARTRY, DUBLIN, IRELAND UK Postcode	ORDINARY	4,187
Name: JOHN PANRUCKER Address: 22 LONGCROFT, STANSTED MOUNTFITCHET, ESSEX UK Postcode CM24 8JD	ORDINARY	1,675
Name: ALEXANDER GORDON PATTERSON Address: 9 KIRK CRESCENT NORTH, CULTS, ABERDEEN UK Postcode	ORDINARY	4,187
Name: ROBERT PHILLIPS Address: 47 WESTFIELD ROAD, SURBITON, SURREY UK Postcode KT6 4EJ	ORDINARY	3,182
Name: CHRISTOPHER PILBEAM Address: 7 FEUGH VIEW, STRACHAN, KINCARDINSHIRE UK Postcode AB31 6NF	ORDINARY	1,675

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20/6/02

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX numbe

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11723		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: NICHOLAS PILAR Address: FLAT 14, 275 KILBURN HIGH ROAD LONDON UK Postcode NW6 7JR	ORDINARY	1,675
Name: ANTHONY ROBERT PRITCHARD Address: THE FIRS, NORTHBURN AVENUE ABERDEEN UK Postcode AB15 6AH	ORDINARY	4,187
Name: ANDREW N READ Address: 53 QUEENS ROAD KINGSTON ON THAMES, SURREY UK Postcode KT2 7SS	ORDINARY	4,187
Name: MARTIN REDFORD Address: 44 DARTNELL CLOSE WEST BYFLEET, SURREY UK Postcode KT14 6PQ	ORDINARY	837
Name: MARIA T. REDONDO-LOPEZ Address: 16 GREAT WESTERN PLACE ABERDEEN UK Postcode AB10 6QL	ORDINARY	837

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	17585		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2-768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PETER REILLY	Class of shares allotted	Number allotted
Address 38 TATTERSALL CLOSE	ORDINARY	4,187
WOKINGHAM, BERKSHIRE		
UK Postcode RG40 2LP		
Name DAVID RHODES	Class of shares allotted	Number allotted
Address HANNA WINSNESGATE 13	ORDINARY	4,187
4020 STAVANGER, NORWAY		
UK Postcode		
Name CARON RICHARDSON	Class of shares allotted	Number allotted
Address 15 GROSVENOR ROAD	ORDINARY	837
TWICKENHAM, MIDDLESEX		
UK Postcode TW14 AD		
Name GAIL JOCELYN RIEKIE	Class of shares allotted	Number allotted
Address 3 DEVANHA GARDENS SOUTH	ORDINARY	4,187
FERRYHILL, ABERDEEN		
UK Postcode AB11 7UG		
Name IAIN R ROBERTSON	Class of shares allotted	Number allotted
Address 13 EARLSWELLS PLACE, CULTS	ORDINARY	4,187
ABERDEEN		
UK Postcode AB15 9LG		

Please enter the number of continuation sheets (if any) attached to this form

Signed MJWhite Date 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX nu

Mark J White

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	14151		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name GRAHAM ROBINSON	Class of shares allotted	Number allotted
Address 2 BEACONHILL HOUSE, MILLTIMBER, ABERDEEN	ORDINARY	4,187
UK Postcode AB13 0HT		
Name MARK JONATHAN SAWYERS	Class of shares allotted	Number allotted
Address LATCH WOOD OAST, THREE CHIMNEYS FARM, GOULDHURST, KENT	ORDINARY	4,187
UK Postcode TN17 2RA		
Name JOHN SCARROTT	Class of shares allotted	Number allotted
Address 5 NEWALLS RISE, WARGRAVE, READING	ORDINARY	837
UK Postcode RG10 8AY		
Name PETER SCHWEIZER	Class of shares allotted	Number allotted
Address AULD KIRK, BETHELNIE, OLDMELDRUM	ORDINARY	4,187
UK Postcode AB51 0HD		
Name DOUGLAS WALLACE SCOTT	Class of shares allotted	Number allotted
Address 15 ANNESLEY PARK, TORPHINS, ABERDEENSHIRE	ORDINARY	753
UK Postcode AB31 4HG		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX nur

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	19989		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name DANIEL SHEERIN Address 7 INKERMAN TERRACE WHITEHAVEN, CUMBRIA UK Postcode CA28 7TY	ORDINARY	4,187
Name PETER SHINER Address C/O ROME OFFICE, ENTERPRISE OIL PLC TRAFALGAR SQUARE, LONDON UK Postcode WC2N 5EJ	ORDINARY	3,350
Name JOHN P. SHUTE Address 24 FURLONG ROAD LONDON UK Postcode N7 8LS	ORDINARY	4,187
Name GRAHAM WILLIAM SIM Address 16 WHINPARK CIRCLE, PORTLEHEN ABERDEEN UK Postcode AB12 4SS	ORDINARY	4,187
Name MICHAEL PHILLIP SIMPSON Address APPLEWOOD, 7 DOME HILL PARK CATERHAM, SURREY UK Postcode CR3 6EH	ORDINARY	4,078

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed M J White **Date** 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX number

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	01682048
Company name in full	ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	16329		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.718		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PETER JOHN ATTFIELD Address: 6 ONSLOW AVENUE RICHMOND, SURREY UK Postcode: TW10 8QB	ORDINARY	4,187
Name: SIMON TOBY BARKHAM Address: HUNTER HOUSE, BRYANSTON BLANDFORD FORUM, DORSET UK Postcode: DT11 0PX	ORDINARY	4,187
Name: FRANK BEE Address: 48 FORBESFIELD ROAD ABERDEEN UK Postcode: AB15 4PA	ORDINARY	4,187
Name: TIMOTHY BIDGOOD Address: FLAT 26, RECTORY COURT 189 HIGH ROAD, LONDON UK Postcode: E18 2PE	ORDINARY	1,256
Name: ADRIAN BIRCH Address: FLAT 13, BEACON HOUSE 4 BURRELLS WHARF SQUARE, LONDON UK Postcode: E14 3TJ	ORDINARY	2,512

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX numb

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15911		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name JACQUELINE ALEXANDER Address 25 LOIRSTON ROAD COVE BAY, ABERDEEN UK Postcode AB12 3PA	ORDINARY	4,187
Name GEORGE ANDERSON Address BROADMUIR FARM HOUSE HATTON, PETERHEAD UK Postcode AB42 0SU	ORDINARY	4,187
Name GORDON ANDERSON Address GARRON HILL EAST, GARRONBRIDGE THORNHILL, DUNFRIESHIRE UK Postcode DG35 AZ	ORDINARY	2,512
Name ALISTAIR ANGUS Address 49 ELM PLACE ABERDEEN UK Postcode AB25 3SN	ORDINARY	1,675
Name ANDREW ARMOUR Address LITTLE TRITON, LONDON ROAD BLEWBURY, DIDCOT UK Postcode OX11 9PD	ORDINARY	3,350

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MJWhite Date 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15576		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2-768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name CHRISTINE BLACK	Class of shares allotted	Number allotted
Address 97 YORK ROAD, CHINGFORD, LONDON	ORDINARY	1,675
UK Postcode E 4 8 L A		
Name CAROLINE BOLAM	Class of shares allotted	Number allotted
Address 19 CROFT GARDENS, RUISLIP	ORDINARY	4,187
UK Postcode H A 4 8 E Y		
Name DAVID BRECKNOCK	Class of shares allotted	Number allotted
Address C/O RIO OFFICE, ENTERPRISE OIL PLC, GRAND BUILDINGS, TRAFALGAR SQUARE, LONDON	ORDINARY	4,187
UK Postcode W C 2 N 5 E J		
Name STEVEN JON BUTLER	Class of shares allotted	Number allotted
Address 42 GRESLEY CLOSE, WELWYN GARDEN CITY, HERTS	ORDINARY	3,852
UK Postcode A L 8 7 Q B		
Name ESTHER CALLISTE	Class of shares allotted	Number allotted
Address 60 AVERILL STREET, HAMMERSMITH, LONDON	ORDINARY	1,675
UK Postcode W 6 8 E B		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 20/6/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX nur

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	17602		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.718		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name LESLIE CAMBRIDGE Address 29 SYLVAN TRYST BILLERICAY, ESSEX UK Postcode CM12 0AX	ORDINARY	4,187
Name YAHESHKA CHAPANERY Address 13 PEMPATH PLACE, WEMBLEY MIDDLESEX UK Postcode HA8 8QW	ORDINARY	1,691
Name THOMAS CLARENCE-SMITH Address CHURCH HILL HOUSE, CHURCH STREET RUDGWICK, HORSHAM UK Postcode RH12 3EA	ORDINARY	4,187
Name JAMES COOK Address MIRIMAR, PARKHILL BY LONGSIDE, PETERHEAD UK Postcode AB42 3LE	ORDINARY	4,187
Name TIMOTHY COUZENS Address 10 LOUISVILLE AVENUE ABERDEEN UK Postcode AB15 4TX	ORDINARY	3,350

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed M J White Date 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX num

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	01682048
Company name in full	ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	20835		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: KEVIN JOHN CROWLE Address: GRENVILLE MANOR, ASTON ROAD HADDENHAM, BUCKS UK Postcode: HP17 8AF	ORDINARY	4,087
Name: MICHAEL PAUL CULPIN Address: C/O RIO OFFICE, ENTERPRISE OIL PLC GRAND BUILDINGS, TRAFALGAR SQUARE, LONDON UK Postcode: WC2N 5EJ	ORDINARY	4,187
Name: RONALD DANIEL Address: 25 WARWICK ROAD WANSTEAD, LONDON UK Postcode: E11 2DZ	ORDINARY	4,187
Name: RONALD DAVIE Address: HARECRAIG, CULTER HOUSE ROAD MILLTIMBER, ABERDEEN UK Postcode: AB13 0EN	ORDINARY	4,187
Name: NIGEL DICK Address: C/O ENTERPRISE OIL PLC, ST MAGNUS HOUSE GUILD STREET, ABERDEEN UK Postcode: AB11 6NJ	ORDINARY	4,187

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX number

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	01682048
Company name in full	ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	14913		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name LORNA DONALD Address 10 MIGUIE AVENUE, KINGSWELLS ABERDEEN UK Postcode AB15 8GF	ORDINARY	4,187
Name JOHN WILLIAM DOWNEY Address 70 MOYNE ROAD, RANELAGH DUBLIN 6, IRELAND UK Postcode	ORDINARY	4,187
Name ASHLEY DUNLOP Address 10 WEDGWOOD DRIVE, HUGHENDEN VALLEY HIGH WYCOMBE, BUCKS UK Postcode HP14 4PA	ORDINARY	837
Name DAVID EDWARDS Address BIRKEN BRAES ARDOE, ABERDEEN UK Postcode AB12 5XT	ORDINARY	1,515
Name ROBERT ELLIOT Address 107 NORTH DEESIDE ROAD BIELDSIDE, ABERDEEN UK Postcode AB15 9DS	ORDINARY	4,187

Please enter the number of continuation sheets (if any) attached to this form

Signed MJWhite **Date** 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX nu

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	14236		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name ISOLYN EMANUEL Address 77 RAMSEY ROAD, FOREST GATE LONDON UK Postcode E7 9EM	ORDINARY	2,512
Name PATRICK FAIL Address 4 FENNS LANE, WEST END WOKING, SURREY UK Postcode GU24 9QF	ORDINARY	1,675
Name PETER FARO Address 18 SOUTHFIELD ROAD ROYAL TUNBRIDGE WELLS, KENT UK Postcode TN4 9UL	ORDINARY	1,675
Name ANDREW FARQUHAR Address 57 WOODCROFT AVENUE BRIDGE OF DON, ABERDEEN UK Postcode AB22 8WY	ORDINARY	4,187
Name JEROEN PAUL FIDDER Address C/O ENTERPRISE OIL PLC, ST MAGNUS HOUSE GUILD STREET, ABERDEEN UK Postcode AB11 6NJ	ORDINARY	4,187

Please enter the number of continuation sheets (if any) attached to this form

Signed MJWhite D Date 20/5/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX number

Mark J White

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	01682048
Company name in full	ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	14403		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2-768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: JAYNE FINCH Address: 2 ROWAN TREE ROAD, BANCHORY KINCARDINESHIRE UK Postcode: AB31 5MT	ORDINARY	1,675
Name: IAN FINDLAY Address: 14 ORD STREET ABERDEEN UK Postcode: AB15 6FT	ORDINARY	4,187
Name: PHILIP FISH Address: OLD PLOUGH FARMHOUSE, WIDHEM ANDOVER, HANTS UK Postcode: SP11 0JE	ORDINARY	4,187
Name: MARGARET FRENCH Address: 39 UFFINGTON ROAD LONDON UK Postcode: SE27 0RW	ORDINARY	3,517
Name: JENNIFER GARNHAM Address: DRUMDURNO FARMHOUSE, PITCAPLE INVERURIE UK Postcode: AB51 5HT	ORDINARY	837

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MJWhite Date 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	01682048
Company name in full	ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	17921		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.758		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name DOUGLAS GILLIES Address BALBITHAN COTTAGE KINTORE, INVERURIE UK Postcode AB51 0UG	ORDINARY	3,350
Name DAVID GRANT (THE EXECUTOR OF THE WILL OF) Address 55 ARGYLL PLACE ABERDEEN UK Postcode AB25 2HU	ORDINARY	2,010
Name DAVID GRASSICK Address LYDFORD, SCOTLAND LANE HASELMERE, SURREY UK Postcode GU27 3AR	ORDINARY	4,187
Name ANDREW GRIFFIN Address C/0 28 COED BACH, HIGHLIGHT PARK BARRY, SOUTH WALES UK Postcode	ORDINARY	4,187
Name PAUL GRIFFIN Address 85 STANLEY STREET ABERDEEN UK Postcode AB10 6UT	ORDINARY	4,187

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MJWhite Date 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	19	
Month	06	
Year	2002	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	17250		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BRIAN GROUNDS	Class of shares allotted	Number allotted
Address 10 DENBETH GRANGE	ORDINARY	2,512
KINGSWELLS, ABERDEEN		
UK Postcode AB15 8TW		
Name JULIAN HADDON	Class of shares allotted	Number allotted
Address 2 DEW LANE, ORMESBY	ORDINARY	4,187
MIDDLESBOROUGH, CLEVELAND		
UK Postcode TS7 9AR		
Name TIMOTHY HANSON	Class of shares allotted	Number allotted
Address DUFFIELD FARM, DUFFIELD LANE	ORDINARY	4,187
STOKE POGES, BUCKS		
UK Postcode SL2 4AL		
Name KIM MARY HARRIS	Class of shares allotted	Number allotted
Address 59 FARM FIELDS	ORDINARY	4,187
SANDERSTEAD, SOUTH CROYDON		
UK Postcode CR2 0HR		
Name MARTIN HEAD	Class of shares allotted	Number allotted
Address 10 SEMOPHORE ROAD	ORDINARY	2,177
GUILDFORD, SURREY		
UK Postcode GU3 13PS		

Please enter the number of continuation sheets (if any) attached to this form

Signed M J White **Date** 20/6/02

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX number

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	18423		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2-768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	KENNETH HENDERSON	Class of shares allotted	Number allotted
Address	26 WALLACE BRAE RISE REDDINGMUIRHEAD, FALKIRK	ORDINARY	4,187
UK Postcode	FK2 0DG		
Name	GRAHAM HOLTOM	Class of shares allotted	Number allotted
Address	59 CASTLEMARTIN, INGLEBY BARWICK, CLEVELAND	ORDINARY	4,187
UK Postcode	TS17 5BA		
Name	JEFFREY HOOK	Class of shares allotted	Number allotted
Address	1 HEATHLANDS CLOSE, HORSELL WOKING, SURREY	ORDINARY	4,187
UK Postcode	GU21 4JH		
Name	DAVID HOWE	Class of shares allotted	Number allotted
Address	7 MIDMAR PARK KINGSWELLS, ABERDEEN	ORDINARY	2,512
UK Postcode	AB15 8FA		
Name	PETER M JACKSON	Class of shares allotted	Number allotted
Address	MILTON HOUSE, LYNDEN CHASE SEVENOAKS, KENT	ORDINARY	3,350
UK Postcode	TN13 3JT		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 20/6/02

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX r

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	12728		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name JEREMY JARVIS	Class of shares allotted	Number allotted
Address 15 LAMBLY HILL	ORDINARY	837
VIRGINIA WATER, SURREY		
UK Postcode GU25 4BF		
Name ESKIL JERSING	Class of shares allotted	Number allotted
Address C/O RIO OFFICE, ENTERPRISE OIL PLC	ORDINARY	2,512
GRAND BUILDINGS, TRAFALGAR SQUARE, LONDON		
UK Postcode WC2N 5EJ		
Name LESLEY JOHNS	Class of shares allotted	Number allotted
Address 17 MOUNTVIEW ROAD	ORDINARY	2,345
LONDON		
UK Postcode N4 4SS		
Name BARRY JONES	Class of shares allotted	Number allotted
Address 8 WILBERFORCE WAY	ORDINARY	4,187
WIMBLEDON, LONDON		
UK Postcode SW19 4TH		
Name JAMES JORDAN	Class of shares allotted	Number allotted
Address AEKREVEIEN 3	ORDINARY	2,847
STAVANGER 4018, NORWAY		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	01682048
Company name in full	ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	19260		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	GREG JOSS	Class of shares allotted	Number allotted
Address	11 ABBOTSHALL DRIVE CULTS, ABERDEEN	ORDINARY	2,512
UK Postcode	AB15 9JJ		
Name	PETER STEPHEN KALLOS	Class of shares allotted	Number allotted
Address	30 RUBISLAW DEN SOUTH ABERDEEN	ORDINARY	4,187
UK Postcode	AB15 4BB		
Name	JOHN G KEEBLE	Class of shares allotted	Number allotted
Address	3 SACKVILLE CLOSE SEVENOAKS, KENT	ORDINARY	4,187
UK Postcode	TN13 3QD		
Name	MICHAEL KEELEY	Class of shares allotted	Number allotted
Address	4 FAIRFIELD CLOSE, FARFIELD STOCKTON ON TEES, CLEVELAND	ORDINARY	4,187
UK Postcode	TS19 7HH		
Name	PATRICK JOHN KENNEDY	Class of shares allotted	Number allotted
Address	13 GLADWELL ROAD LONDON	ORDINARY	4,187
UK Postcode	N8 9AA		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 20/6/02

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX number

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15073		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	PAUL KING	Class of shares allotted	Number allotted
Address	59 SHAWLEY WAY, EPSOM DOWNS	ORDINARY	4,187
	SURREY		
UK Postcode	KT18 5PD		
Name	PAUL LANE	Class of shares allotted	Number allotted
Address	ROSEVILLE COTTAGE, GRANDHOME	ORDINARY	1,675
	PERSLEY, ABERDEEN		
UK Postcode	AB22 8AQ		
Name	ROBERT LANG	Class of shares allotted	Number allotted
Address	25 QUARRELTON GROVE	ORDINARY	4,187
	JOHNSTONE, RENFREWSHIRE		
UK Postcode	PA5 8LJ		
Name	GEORGE LAWRENCE	Class of shares allotted	Number allotted
Address	APARTMENT 9, #12 VIA PORPORA	ORDINARY	4,187
	ROME, ITALY 00198		
UK Postcode			
Name	MICHAEL LAWSON	Class of shares allotted	Number allotted
Address	24 HIGHFIELD CLOSE	ORDINARY	837
	GUILERSOME, LEEDS		
UK Postcode	LS27 7LT		

Please enter the number of continuation sheets (if any) attached to this form

Signed MJWhiD **Date** 20/6/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX numb

Mark J White

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	02	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	17586		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HOWARD HUGH LEONARD Address C/O MRS M LEONARD, HEDGES SOUTHTOWN ROAD, MEDSTEAD, HANTS UK Postcode GU34 5PN	Class of shares allotted ORDINARY	Number allotted 4,187
Name ALAIN LIDDELL Address 6 WHITEOAKS, BANSTEAD SURREY UK Postcode SM7 3RG	Class of shares allotted ORDINARY	Number allotted 4,187
Name CLEMMIE LINES Address 57 WULFSTAN STREET LONDON UK Postcode W12 0AA	Class of shares allotted ORDINARY	Number allotted 3,350
Name PAUL LYNES Address VIA DI VILLA EMILIANI 7, INT 12 ROME, 00197 ITALY UK Postcode	Class of shares allotted ORDINARY	Number allotted 1,675
Name ROBERT LYONS Address C/O ENTERPRISE OIL PLC, GRAND BUILDINGS TRAFALGAR SQUARE, LONDON UK Postcode WC2N 5EJ	Class of shares allotted ORDINARY	Number allotted 4,187

Please enter the number of continuation sheets (if any) attached to this form

Signed MJWhite Date 20/6/02

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 01682048

Company name in full ENTERPRISE OIL PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	06	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	17585		
Nominal value of each share	25P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.768		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name JAMES MACKAY Address 1 RIVERVIEW, LOWER ORMLIE THURSOW, CAITHNESS UK Postcode	ORDINARY	4,187
Name JOHN A MARTIN Address VIERA SOUTO, 288/401, IPANEMA CEP, 22420 – 000 RIO DE JANIERO UK Postcode BRAZIL	ORDINARY	4,187
Name ANDREW MCCARTHY Address 1 DARWOOD COURT, 2 BELSIZE ROAD LONDON UK Postcode NW6 4RE	ORDINARY	837
Name ANTHONY MCCULLOCH Address WAULKMILL CROFT SAUCHEN, INVERURIE UK Postcode AB51 7QR	ORDINARY	4,187
Name JAMES MCDONALD Address 15 ELDERSLIE DRIVE WALLACESTONE, FALKIRK UK Postcode FK2 0DN	ORDINARY	4,187

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/11/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX number

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	1682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,419		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7426		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Ross Abernethy Address: 18 Belford Gardens, Edinburgh UK Postcode: E14 3EW	Ordinary	337
Name: David Amos Address: 10 Wynyard Court, Thorpe Thewles, Stockton-on-Tees UK Postcode: TS21 3LN	Ordinary	421
Name: Gordon Anderson Address: Garron Hill East, Garronbridge, Thornhill, Dumfriesshire UK Postcode: DG3 5AZ	Ordinary	168
Name: Wendy Ansley Address: 327b Wightman Road, Hornsey, London UK Postcode: N8 0NA	Ordinary	33
Name: John Austin Address: 143 Hookfield, Epsom, Surrey UK Postcode: KT19 8JH	Ordinary	253

Please enter the number of continuation sheets (if any) attached to this form: **17**

Signed: [signature] Date: 20/6/02

A ~~director~~ / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London

DX number

Form 88(2) continuation sheet

Company Number 1682048

Shareholder details	Class of shares allotted	Number allotted
Name: Joanne Bagguley Address: Marchmyres Cottage, Breda, Alford, Aberdeenshire UK Postcode: AB33 8NQ	Ordinary	421
Name: Timothy Bidgood Address: Flat 26, Rectory Court, 189 High Road, London UK Postcode: E18 2PE	Ordinary	134
Name: James Boxford Address: Flat 2 227 Queenstown Road, London UK Postcode: SW8 3RD	Ordinary	84
Name: Steven Capps Address: 2 Croxley Court, Millbank, Leighton Buzzard UK Postcode: LU7 1YX	Ordinary	168
Name: James Cassie Address: 53 Main Street, New Elgin, Elgin UK Postcode: IV30 6BH	Ordinary	253
Name: Lesley Chance Address: 57 Upper Grotto Road, Strawberry Hill, Twickenham UK Postcode: TW1 4NG	Ordinary	337

Form 88(2) continuation sheet

Company Number **1682048**

Shareholder details	Class of shares allotted	Number allotted
Name: Yakeshka Chapanery Address: 13 Pempath Place, Wembley, Middlesex UK Postcode: HA8 8QW	Ordinary	84
Name: Andrew Cole Address: 12 Lyndham Road, Cleethorpes, NE Lincs UK Postcode:	Ordinary	421
Name: Susan Connochie Address: 10 Abbotsford Lane, Aberdeen UK Postcode:	Ordinary	168
Name: Alistair Davidson Address: c/o Rio Office, Enterprise Oil plc, Grand Buildings, Trafalgar Square, Lonon UK Postcode: WC2N 5EJ	Ordinary	168
Name: John Duthie Address: 16 Westray Park, Fraserburgh UK Postcode: AB43 9WJ	Ordinary	337
Name: Patrick Fail Address: 4 Fenns Lane, West End, Woking, Surrey UK Postcode: GU24 9QF	Ordinary	84

Form 88(2) continuation sheet

Company Number 1682048

Shareholder details		Shares and share class allotted	
Name	Address / UK Postcode	Class of shares allotted	Number allotted
Alan Fraser	23 Airyhall Drive, Aberdeen UK Postcode AB15 7QE	Ordinary	84
Joanna Garland	48 Watson Street, Aberdeen UK Postcode AB25 2QL	Ordinary	168
Jennifer Garnam	Drumdurno Farmhouse, Pitcaple, Inverurie UK Postcode AB51 5HT	Ordinary	84
Steve Gauld	8 The Neuk, Blackburn, Aberdeen UK Postcode AB21 0LE	Ordinary	168
Timothy Gellman	28 Bush Grove, Stanmore, Middlesex UK Postcode HA7 2DZ	Ordinary	50
Brian Grounds	10 Denbeth Grange, Kingswells, Aberdeen UK Postcode AB15 8TW	Ordinary	168

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details	Class of shares allotted	Number allotted
Name: Beverley Harris Address: 12 Grove Road, Sevenoaks, Kent UK Postcode: TN14 5DA	Ordinary	33
Name: Edwin Harrison Address: 40 Coast Road, Redcar, Cleveland UK Postcode: TS10 3NN	Ordinary	421
Name: Peter Hartwell Address: 25a Riverside View, Riverside Drive, Aberdeen UK Postcode: AB11 7DF	Ordinary	84
Name: Darren Hawkes Address: 15 Robin Close, Stanstead, Abbots, Herts UK Postcode: SG12 8TX	Ordinary	337
Name: Benjamin Holt Address: 4 Westminster Close, Fleet, Hampshire UK Postcode: GU51 4NR	Ordinary	168
Name: Paula Hugo Address: 13 Earlswells Place, Cults, Aberdeen UK Postcode: AB15 9LG	Ordinary	421

Form 88(2) continuation sheet

Company Number 1682048

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Philip Irons Address: 141 Stafford Road, Caterham, Surrey UK Postcode: CR3 6JH	Ordinary	84
Name: Peter M Jackson Address: Milton House, Lynden Chase, Sevenoaks, Kent UK Postcode: TN13 3JT	Ordinary	84
Name: John Jillard Address: 11 Westview Road, St Albans, UK Postcode: AL3 5JX	Ordinary	84
Name: Kathleen Johnson Address: 147 Harrow Road, London UK Postcode: E11 3PX	Ordinary	42
Name: Ifor Jones Address: 59 Balmoral Place, Aberdeen UK Postcode: AB10 6HQ	Ordinary	168
Name: Charles Keiller Address: Woodbine Cottage, Chequer Lane, Bosham, Chichester, West Sussex UK Postcode:	Ordinary	253

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details	Class of shares allotted	Number allotted
Name: Julian Kennedy Address: 63 Fountainhall Road, Aberdeen UK Postcode: AB15 4EU	Ordinary	421
Name: Paul Lane Address: Roseville Cottage, Grandhome, Persley, Aberdeen UK Postcode: AB22 8AQ	Ordinary	67
Name: Yvonne Lane Address: Roseville Cottage, Grandhome, Persley, Aberdeen UK Postcode: AB22 8AQ	Ordinary	84
Name: James Lauritsen Address: "Airlie" Williamsburgh, Elie, Fife UK Postcode: KY9 1BA	Ordinary	421
Name: Alexander Macdonald Address: c/o Enterprise Oil plc, Grand Buildings, Trafalgar Square, London UK Postcode: WC2N 5EJ	Ordinary	168
Name: Shona MacDonald Address: Latchcroft, Foveran, Ellon, Aberdeenshire UK Postcode: AB41 6AY	Ordinary	421

Form 88(2) continuation sheet

Company Number 1682048

Shareholder details	Class of shares allotted	Number allotted
Name: Robert MacLeod Address: 15 Newlands Road, Brightons, Falkirk, Stirlingshire UK Postcode: FK2 0DE	Ordinary	421
Name: Alex Maftei Address: 18 Ellingham Midhope Road, Woking, Surrey UK Postcode: GU22 7UQ	Ordinary	168
Name: Fiona McAfee Address: Flat 15, The Whitehouse, 9 Belvedere Road, London UK Postcode: SE1 8YP	Ordinary	253
Name: John McAteer Address: 2 Findon Road, Findon, Aberdeen UK Postcode: AB12 3RN	Ordinary	126
Name: Stephen McClelland Address: 30 Roundway, Camberley, Surrey UK Postcode: GU15 1NS	Ordinary	421
Name: Andrew McDonald Address: Gartenwall, Old School Road, Gartocharn, West Dumbartonshire UK Postcode: G83 8SD	Ordinary	84

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Alan Thomas McInally Address: Enterprise Oil plc, St Magnus House, Guild Street, Aberdeen UK Postcode: AB11 6NJ	Ordinary	84
Name: Kevin Melrose Address: 5 Rainham Close, Ingleby Barwick, Stockton on Tees UK Postcode: TS17 0XR	Ordinary	168
Name: Shelagh Melvin Address: 4 Middleton Crescent, Bridge of Don, Aberdeen UK Postcode: AB22 8HY	Ordinary	42
Name: Michael Milliner Address: 18 Woodburn Avenue, Hazelhead, Aberdeen UK Postcode: AB15 8JQ	Ordinary	421
Name: Anne Milne Address: 26 Duthie Terrace, Aberdeen UK Postcode: AB10 7PQ	Ordinary	421
Name: Julia Neal Address: 53 Lower Camden, Chislehurst, Kent UK Postcode: BR7 5HY	Ordinary	16

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details			Shares and share class allotted	
Name	Address	UK Postcode	Class of shares allotted	Number allotted
Ronald Nelmes	10 The Uplands, Bricket Wood, St Albans, Herts	AL2 3LW	Ordinary	50
Louise Nicol	2 Holburn Place, Aberdeen	AB10 6HG	Ordinary	337
Peter O'Connor	57 Chester Road, Huntington, Chester	CH3 6BS	Ordinary	337
Neil O'Leary	Tall Timbers, Southill Road, Chislehurst, Kent	BR7 5EE	Ordinary	421
Jamie O'Sullivan	98 Chippenham Road, Maida Vale, London	W9 2AH	Ordinary	168
David Owen	40 Brighton Place, Aberdeen	AB10 6RS	Ordinary	50

Form 88(2) continuation sheet Company Number 1682048

Shareholder details		Shares and share class allotted	
Name	Address	Class of shares allotted	Number allotted
Helen Paul	14 Northfield Place, Aberdeen; UK Postcode AB25 1SJ	Ordinary	84
Christopher Pettit	11 Mayfield Gardens, Walton on Thames, Surrey; UK Postcode KT12 5PP	Ordinary	118
Timothy Phillips	3 Solent Avenue, Lymington, Hampshire; UK Postcode SO41 3SD	Ordinary	168
Elizabeth Pointing	24 Belgrave Terrace, Aberdeen; UK Postcode AB25 2NS	Ordinary	371
Michael Powell	37 Oaklands, Haslemere, Surrey; UK Postcode GU27 3RD	Ordinary	168
Pradeep Pursnani	93 Westbourne Court, Orsett Terrace, London; UK Postcode W2 6JU	Ordinary	84

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details	Shares and share class allotted	
Name: Alison Ramsay Address: Kyreen, 3 Keplahill, Mintlaw, Peterhead UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 168
Name: Martin Redford Address: 44 Dartnel Close, West Byfleet, Surrey UK Postcode: KT14 6PQ	Class of shares allotted: Ordinary	Number allotted: 59
Name: Neil B Richardson Address: 32 Nedendale Close, Yarm UK Postcode: TS15 9UE	Class of shares allotted: Ordinary	Number allotted: 421
Name: James Robertson Address: 9 Lammermoor Gardens, Tranent, East Lothian UK Postcode: EH33 1NN	Class of shares allotted: Ordinary	Number allotted: 421
Name: Pamela Sansom Address: 63 Fountainhall Road, Aberdeen UK Postcode: AB15 4EU	Class of shares allotted: Ordinary	Number allotted: 421
Name: Damien Scott Address: Millfield House, Church Road, Meole Brace, Shrewsbury UK Postcode: SY3 9HQ	Class of shares allotted: Ordinary	Number allotted: 421

Form 88(2) continuation sheet Company Number **1682048**

Shareholder details		Shares and share class allotted	
Name	Janice Smith	Class of shares allotted: Ordinary	Number allotted: 84
Address	8 Links View, Linksfield Road, Aberdeen		
UK Postcode	AB24 5RG		
Name	Margaret Stephen	Class of shares allotted: Ordinary	Number allotted: 84
Address	6 Broomfield Road, Portlethen, Aberdeen		
UK Postcode	AB12 4SU		
Name	James Stewart	Class of shares allotted: Ordinary	Number allotted: 168
Address	64a Obsdale Park, Alness, Ross-shire		
UK Postcode	IV17 0TR		
Name	David Strachan	Class of shares allotted: Ordinary	Number allotted: 84
Address	29 Beech-Hill Gardens, Aberdeen		
UK Postcode			
Name	Guy Thomas	Class of shares allotted: Ordinary	Number allotted: 84
Address	138 Tudor Drive, Kingston upon Thames, Surrey		
UK Postcode	KT2 5QG		
Name	Kevin Thomson	Class of shares allotted: Ordinary	Number allotted: 84
Address	3 Earlswells Place, Cults, Aberdeen		
UK Postcode	AB15 9LG		

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details	Class of shares allotted	Number allotted
Name: Christopher Tomlinson Address: 50 Sydney Parade Avenue, Sandymount, Dublin 4 UK Postcode:	Ordinary	168
Name: Keith Tucker Address: Plas Newydd, Penscynor Lane, Cliffiw, Neath UK Postcode: SA10 8LF	Ordinary	168
Name: Stephen Turpin Address: 125 Manor Green Road, Epsom, Surrey UK Postcode: KT19 8LW	Ordinary	101
Name: Frederic Van der Heyden Address: c/o Rio Office, Enterprise Oil plc, Grand Buildings, Trafalgar Square, London UK Postcode: WC2N 5EJ	Ordinary	421
Name: Jonathan Verlander Address: 33 Malcolms Way, Stonehaven, Aberdeen UK Postcode: AB39 2ST	Ordinary	84
Name: Colin Vickery Address: Newcroft, South Park Avenue, Chorleywood, Herts UK Postcode: WD3 5DY	Ordinary	44

Form 88(2) continuation sheet

Company Number **1682048**

Shareholder details		Shares and share class allotted	
Name	Address / UK Postcode	Class of shares allotted	Number allotted
Robert Shaun White	28 Lancaster Place, Wimbledon, London; UK Postcode SW19 5DP	Ordinary	126
Jeremy Whitlock	1 Mayfield Road, London; UK Postcode N8 9LL	Ordinary	337
Eugene Whyms	Flat 15, The Whitehouse, 9 Belvedere Road, London; UK Postcode SE1 8YP	Ordinary	337
Janice Wilcott	15 Colhurst Crescent, Green Lanes, London; UK Postcode N4 2DT	Ordinary	42
Joanne Williams	31b Dee Street, Aberdeen; UK Postcode AB11 6AW	Ordinary	168
Ian R Wilson	c/o Enterprise Oil plc, Grand Buildings, Trafalgar Square, London; UK Postcode WC2N 5EJ	Ordinary	421

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details	Shares and share class allotted	
Name: Stephen Wright Address: 34 Gladstone Place, Aberdeen UK Postcode: AB10 6XA	Class of shares allotted: Ordinary	Number allotted: 168
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Please complete in typescript, or in bold black capitals.
CHFP055

AMENDED

Return of Allotment of shares

Company Number 1682048

Company Name in full Enterprise Oil plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	21,986	17,337	4,661
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.8587	£4.652	£4.3813

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Gillian Austen Address: 40 Middleton Road, Mill End, Rickmansworth, Herts UK Postcode: WD3 8JE	Ordinary	430
Name: Timothy Bidgood Address: Falt 26, Rectory Court, 189 High Road, London UK Postcode: E18 2PE	Ordinary	392
Name: James Boxford Address: Flat 2, 227 Queenstown Road, London UK Postcode: SW8 3RD	Ordinary	440
Name: Richard Britten Address: 4 St Charles Place, Weybridge, Surrey UK Postcode: KT13 8XJ	Ordinary	1,507
Name: Robert Burniston Address: The Coach House, 21 Sandycove Road, Sandycove, Dublin UK Postcode:	Ordinary	2,153

Please enter the number of continuation sheets (if any) attached to this form: **14**

Signed [signature] Date 24/6/02

A director / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Form 88(2) continuation sheet

Company Number 1682048

Shareholder details	Class of shares allotted	Number allotted
Name: Roger Burrows Address: 89 Higham Lane, Tonbridge, Kent UK Postcode: TN10 4BU	Ordinary	871
Name: Steven Capps Address: 2 Croxley Court, Millbank, Leighton Buzzard UK Postcode: LU7 1YX	Ordinary	650
Name: Yakeshka Chapanery Address: 13 Pempath Place, Wembley, Middlesex UK Postcode: HA8 8QW	Ordinary	650
Name: Peter Nicholas Dancer Address: Mannford, Seafield Avenue, Monkstown, Co. Dublin UK Postcode:	Ordinary	792
Name: Ashley Dunlop Address: 10 Wedgwood Drive, Hughenden Valley, High Wycombe, Bucks UK Postcode: HP14 4PA	Ordinary	605
Name: Patrick Fail Address: 4 Fenns Lane, West End, Woking, Surrey UK Postcode: GU24 9QF	Ordinary	430

Form 88(2) continuation sheet Company Number **1682048**

Shareholder details	Class of shares allotted	Number allotted
Name: Peter Faro Address: 18 Southfield Road, Royal Tunbridge Wells, Kent UK Postcode: TN4 9UL	Ordinary	440
Name: Ivor Ferguson Address: Mains of Auchatie, Auchatie, Banchory, Kincardinshire UK Postcode:	Ordinary	1,100
Name: Alan Fraser Address: 23 Airyhall Drive, Aberdeen UK Postcode: AB15 7QE	Ordinary	478
Name: Margaret French Address: 39 Uffington Road, London UK Postcode: SE27 0RW	Ordinary	344
Name: Joanna Garland Address: 48 Watson Street, Aberdeen UK Postcode: AB25 2QL	Ordinary	861
Name: Jennifer Garnham Address: Drumdurno Farmhouse, Pitcaple, Inverurie UK Postcode: AB51 5HT	Ordinary	650

Form 88(2) continuation sheet

Company Number 1682048

Shareholder details	Class of shares allotted	Number allotted
Name: David Grant Address: 55 Argyll Place, Aberdeen UK Postcode: AB25 2HU	Ordinary	909
Name: Laura Hardiman Address: 21 Albury Gardens, Aberdeen UK Postcode: AB11 6FL	Ordinary	1,310
Name: Paul Harrison Address: Latchcroft, Foveran, Ellon, Aberdeenshire UK Postcode: AB41 6AY	Ordinary	1,732
Name: Ceri Hatcher Address: Flat B, 4 Kenton Road, Hackney, London UK Postcode: E9 7AB	Ordinary	88
Name: Darren Hawkes Address: 15 Robin Close, Stanstead Abbots, Herts UK Postcode: SG12 8TX	Ordinary	430
Name: Jillian Hinton Address: Flat 6, 200 Kennington Lane, Kennington, London UK Postcode: SE11 5DL	Ordinary	88

Form 88(2) continuation sheet Company Number 1682048

Shareholder details	Class of shares allotted	Number allotted
Name: Benjamin Holt Address: 4 Westminster Close, Fleet, Hampshire UK Postcode: GU51 4NR	Ordinary	435
Name: Ashley Horobin Address: 20F Crown Street, Aberdeen UK Postcode: AB11 6HA	Ordinary	440
Name: Kathleen Johnson Address: 147 Harrow Road, London UK Postcode: E11 3PX	Ordinary	88
Name: Greg Joss Address: 11 Abbotshall Drive, Cults, Aberdeen UK Postcode: AB15 9JJ	Ordinary	2,512
Name: Charles Keiller Address: Woodbine Cottage, Chequer Lane, Bosham, Chichester, West Sussex UK Postcode:	Ordinary	861
Name: Paul Lane Address: Roseville Cottage, Grandhome, Persley, Aberdeen UK Postcode: AB22 8AQ	Ordinary	589

Form 88(2) continuation sheet

Company Number 1682048

Shareholder details		Shares and share class allotted	
Name	Michael Lawson	Class of shares allotted: Ordinary	Number allotted: 1,211
Address	24 Highfield Close, Gullersome, Leeds		
UK Postcode	LS27 7LT		
Name	Simon Longhurst	Class of shares allotted: Ordinary	Number allotted: 1,100
Address	20 Earlspark Crescent, Bieldside, Aberdeen		
UK Postcode	AB15 9AY		
Name	Alexander Macdonald	Class of shares allotted: Ordinary	Number allotted: 660
Address	c/o Enterprise Oil plc, Grand Buildings, Trafalgar Square, London		
UK Postcode	WC2N 5EJ		
Name	Alex Maftei	Class of shares allotted: Ordinary	Number allotted: 440
Address	18 Ellingham Midthorpe Road, Woking, Surrey		
UK Postcode	GU22 7UG		
Name	Fiona McAfee	Class of shares allotted: Ordinary	Number allotted: 650
Address	Flat 15, The Whitehouse, 8 Belvedere Road, London		
UK Postcode	SE1 8YP		
Name	John McAteer	Class of shares allotted: Ordinary	Number allotted: 330
Address	2 Findon Road, Findon, Aberdeen		
UK Postcode	AB12 3RN		

Form 88(2) continuation sheet

Company Number **1682048**

Shareholder details		Shares and share class allotted	
Name	Address / UK Postcode	Class of shares allotted	Number allotted
Mark McCrory	5 Stirling Court, 29 Tavistock Street, London UK Postcode W C 2 E 7 N U	Ordinary	440
Alan McInally	Enterprise Oil plc, St Magnus House, Guild Street, Aberdeen UK Postcode A B 1 1 6 N J	Ordinary	744
Shelagh Melvin	4 Middleton Crescent, Bridge of Don, Aberdeen UK Postcode A B 2 2 8 H Y	Ordinary	325
Stan Morrison	10 Devonshire Road, Aberdeen UK Postcode A B 1 0 6 X R	Ordinary	603
Ronald Nelmes	10 The Uplands, Bricket Wood, St Albans, Herts UK Postcode A L 2 3 U W	Ordinary	132
Jamie O'Sullivan	98 Chippenham Road, Maida Vale, London UK Postcode W 9 2 A H	Ordinary	650

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details	Class of shares allotted	Number allotted
Name: John Panrucker Address: 22 Longcroft, Stansted Mountfitchet, Essex UK Postcode: CM24 8JD	Ordinary	1,211
Name: Nicola Parkinson Address: 12 Hereward Avenue, Purley, Surrey UK Postcode: CR8 2NN	Ordinary	805
Name: Helen Paul Address: 14 Northfield Place, Aberdeen UK Postcode: AB25 1SJ	Ordinary	220
Name: Mark Pay Address: Holeberggata 15, 4006 Stavanger, Norway UK Postcode:	Ordinary	215
Name: Christopher Pettit Address: 121 Mayfield Gardens, Walton on Thames, Surrey UK Postcode: KT12 5PP	Ordinary	440
Name: Timothy Phillips Address: 3 Solent Avenue, Lymington, Hampshire UK Postcode: SO41 3SD	Ordinary	430

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details		Shares and share class allotted	
Name	Address	Class of shares allotted	Number allotted
Elizabeth Pointing	24 Belgrave Terrace, Aberdeen UK Postcode AB25 2NS	Ordinary	132
Debra Rae	61 Lee Crescent, Bridge of Don, Aberdeen UK Postcode AB22 8FG	Ordinary	861
Martin Redford	44 Dartnell Close, West Byfleet, Surrey UK Postcode KT14 6PQ	Ordinary	434
John Scarrott	5 Newalls Rise, Wargrave, Reading UK Postcode RG10 8AY	Ordinary	172
Doug W Scott	15 Annesley Park, Torphins, Aberdeenshire UK Postcode AB31 4HG	Ordinary	347
Juliet Stevenson	46 Sherwoods Rise, Harpenden, Herts UK Postcode AL5 1LU	Ordinary	1,100

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details	Shares and share class allotted	
Name: Jonathan Stocker Address: 104 Whitestile Road, Brentford, Middlesex UK Postcode: TW8 9NL	Class of shares allotted: Ordinary	Number allotted: 440
Name: Ellen M R Szalai Address: 95 Woodfield Drive, Gidea Park, Romford, Essex UK Postcode: RM2 5DD	Class of shares allotted: Ordinary	Number allotted: 44
Name: Guy Thomas Address: 138 Tudor Drive, Kingston upon Thames, Surrey UK Postcode: KT2 5QG	Class of shares allotted: Ordinary	Number allotted: 44
Name: Peter Neil Thomas Address: 47 Elm Grove, Barnes, London UK Postcode: SW13 0BU	Class of shares allotted: Ordinary	Number allotted: 646
Name: Kevin Thomson Address: 3 Earlswells Place, Cults, Aberdeen UK Postcode: AB15 9LG	Class of shares allotted: Ordinary	Number allotted: 220
Name: Christopher Tomlinson Address: 50 Sydney Parade Avenue, Sandymount, Dublin 4 UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 1,081

Form 88(2) continuation sheet

Company Number 1682048

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Stephen Turpin Address: 125 Manor Green Road, Epsom, Surrey UK Postcode: KT19 8LW	Ordinary	220
Name: Jonathan Verlander Address: 33 Malcolms Way, Stonehaven UK Postcode: AB39 2ST	Ordinary	650
Name: Colin Vickery Address: Newcroft, South Park Avenue, Chorleywood, Herts UK Postcode: WD3 5DY	Ordinary	208
Name: David Waters Address: 16 Northwood Way, Northwood, Middlesex UK Postcode: HA6 1AT	Ordinary	242
Name: PeterWhattler Address: White Wall Farm Oast, 483 Capstone Road, Gillingham, Kent UK Postcode: ME3 7TE	Ordinary	908
Name: Robert Shaun White Address: 28 Lancaster Place, Wimbledon UK Postcode: SW19 5DP	Ordinary	1,086

Company Number 1682048

Shareholder details	Class of shares allotted	Number allotted
Name: Jeremy Whitlock Address: 1 Mayfield Road, London UK Postcode: N8 9LL	Ordinary	430
Name: Eugene Whyms Address: Flat 15, The Whitehouse, 8 Belvedere Road, London UK Postcode: SE1 8YP	Ordinary	430
Name: Janice Wilcott Address: 15 Colthurst Crescent, Green Lanes, London UK Postcode: N4 2DT	Ordinary	390
Name: Joanne Williams Address: 31b Dee Street, Aberdeen UK Postcode: AB11 6AW	Ordinary	435
Name: Oliver Williams Address: 42 Dornden Drive, Langton Green Tunbridge Wells, Kent UK Postcode: TN3 0AF	Ordinary	1,100
Name: Paul Winfrow Address: 13 Pewley Bank, Guildford, Surrey UK Postcode: GU1 3PU	Ordinary	264

Form 88(2) continuation sheet Company Number 1682048

Shareholder details	Shares and share class allotted	
Name: Stephen Wright Address: 34 Gladstone Place, Aberdeen UK Postcode AB10 6XA	Class of shares allotted: Ordinary	Number allotted: 430
Name: Simon Zoller Address: c/o Rio Office, Enterprise Oil plc, Grand Buildings, Trafalgar Square, London UK Postcode WC2N 5EJ	Class of shares allotted: Ordinary	Number allotted: 861
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

I C S A SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 1682048

Company Name in full Enterprise Oil plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 19 Month 06 Year 2002	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	21,986	18529	4,661
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.8587	£4.652	£4.3813

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Gillian Austen Address: 40 Middleton Road, Mill End, Rickmansworth, Herts UK Postcode: WD3 8JE	Ordinary	430
Name: Timothy Bidgood Address: Falt 26, Rectory Court, 189 High Road, London UK Postcode: E18 2PE	Ordinary	392
Name: James Boxford Address: Flat 2, 227 Queenstown Road, London UK Postcode: SW8 3RD	Ordinary	440
Name: Richard Britten Address: 4 St Charles Place, Weybridge, Surrey UK Postcode: KT13 8XJ	Ordinary	1,507
Name: Robert Burniston Address: The Coach House, 21 Sandycove Road, Sandycove, Dublin UK Postcode:	Ordinary	2,153

Please enter the number of continuation sheets (if any) attached to this form **14**

Signed [signature] **Date** 2016/02

A ~~director~~ / secretary, administrator, ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

DX number

Form 88(2) continuation sheet

Company Number 1682048

Shareholder details	Shares and share class allotted	
Name: Roger Burrows Address: 89 Higham Lane, Tonbridge, Kent UK Postcode: TN10 4BU	Class of shares allotted: Ordinary	Number allotted: 871
Name: Steven Capps Address: 2 Croxley Court, Millbank, Leighton Buzzard UK Postcode: LU7 1YX	Class of shares allotted: Ordinary	Number allotted: 650
Name: Yakeshka Chapanery Address: 13 Pempath Place, Wembley, Middlesex UK Postcode: HA8 8QW	Class of shares allotted: Ordinary	Number allotted: 650
Name: Peter Nicholas Dancer Address: Mannford, Seafield Avenue, Monkstown, Co. Dublin UK Postcode:	Class of shares allotted: Ordinary	Number allotted: 792
Name: Ashley Dunlop Address: 10 Wedgwood Drive, Hughenden Valley, High Wycombe, Bucks UK Postcode: HP14 4PA	Class of shares allotted: Ordinary	Number allotted: 605
Name: Patrick Fail Address: 4 Fenns Lane, West End, Woking, Surrey UK Postcode: GU24 9QF	Class of shares allotted: Ordinary	Number allotted: 430

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details		Shares and share class allotted	
Name	Address / UK Postcode	Class of shares allotted	Number allotted
Peter Faro	18 Southfield Road, Royal Tunbridge Wells, Kent UK Postcode: TN4 9UL	Ordinary	440
Ivor Ferguson	Mains of Auchatie, Auchatie, Banchory, Kincardinshire UK Postcode:	Ordinary	1,100
Alan Fraser	23 Airyhall Drive, Aberdeen UK Postcode: AB15 7QE	Ordinary	478
Margaret French	39 Uffington Road, London UK Postcode: SE27 0RW	Ordinary	344
Joanna Garland	48 Watson Street, Aberdeen UK Postcode: AB25 2QL	Ordinary	861
Jennifer Garnham	Drumdurno Farmhouse, Pitcaple, Inverurie UK Postcode: AB51 5HT	Ordinary	650

Form 88(2) continuation sheet

Company Number 1682048

Shareholder details	Shares and share class allotted	
Name: David Grant (THE EXECUTOR OF THE WILL OF)	Class of shares allotted: Ordinary	Number allotted: 909
Address: 55 Argyll Place, Aberdeen		
UK Postcode: AB25 2HU		
Name: Laura Hardiman	Class of shares allotted: Ordinary	Number allotted: 1,310
Address: 21 Albury Gardens, Aberdeen		
UK Postcode: AB11 6FL		
Name: Paul Harrison	Class of shares allotted: Ordinary	Number allotted: 1,732
Address: Latchcroft, Foveran, Ellon, Aberdeenshire		
UK Postcode: AB41 6AY		
Name: Ceri Hatcher	Class of shares allotted: Ordinary	Number allotted: 88
Address: Flat B, 4 Kenton Road, Hackney, London		
UK Postcode: E9 7AB		
Name: Darren Hawkes	Class of shares allotted: Ordinary	Number allotted: 430
Address: 15 Robin Close, Stanstead Abbots, Herts		
UK Postcode: SG12 8TX		
Name: Jillian Hinton	Class of shares allotted: Ordinary	Number allotted: 88
Address: Flat 6, 200 Kennington Lane, Kennington, London		
UK Postcode: SE11 5DL		

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details		Shares and share class allotted	
		Class of shares allotted	**Number allotted**
Name	Benjamin Holt	Ordinary	435
Address	4 Westminster Close, Fleet, Hampshire		
UK Postcode	GU51 4NR		
Name	Ashley Horobin	Ordinary	140
Address	20F Crown Street, Aberdeen		
UK Postcode	AB11 6HA		
Name	Kathleen Johnson	Ordinary	88
Address	147 Harrow Road, London		
UK Postcode	E11 3PX		
Name	Greg Joss	Ordinary	140
Address	11 Abbotshall Drive, Cults, Aberdeen		
UK Postcode	AB15 9JJ		
Name	Charles Keiller	Ordinary	861
Address	Woodbine Cottage, Chequer Lane, Bosham, Chichester, West Sussex		
UK Postcode			
Name	Paul Lane	Ordinary	589
Address	Roseville Cottage, Grandhome, Persley, Aberdeen		
UK Postcode	AB22 8AQ		

Form 88(2) continuation sheet

Company Number 1682048

Shareholder details	Class of shares allotted	Number allotted
Name: Michael Lawson Address: 24 Highfield Close, Gullersome, Leeds UK Postcode: LS27 7LT	Ordinary	1,211
Name: Simon Longhurst Address: 20 Earlspark Crescent, Bieldside, Aberdeen UK Postcode: AB15 9AY	Ordinary	1,100
Name: Alexander Macdonald Address: c/o Enterprise Oil plc, Grand Buildings, Trafalgar Square, London UK Postcode: WC2N 5EJ	Ordinary	660
Name: Alex Maftei Address: 18 Ellingham Midthorpe Road, Woking, Surrey UK Postcode: GU22 7UG	Ordinary	440
Name: Fiona McAfee Address: Flat 15, The Whitehouse, 8 Belvedere Road, London UK Postcode: SE1 8YP	Ordinary	650
Name: John McAteer Address: 2 Findon Road, Findon, Aberdeen UK Postcode: AB12 3RN	Ordinary	330

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details	Class of shares allotted	Number allotted
Name: Mark McCrory Address: 5 Stirling Court, 29 Tavistock Street, London UK Postcode: WC2E 7NU	Ordinary	440
Name: Alan McInally Address: Enterprise Oil plc, St Magnus House, Guild Street, Aberdeen UK Postcode: AB11 6NJ	Ordinary	744
Name: Shelagh Melvin Address: 4 Middleton Crescent, Bridge of Don, Aberdeen UK Postcode: AB22 8HY	Ordinary	325
Name: Stan Morrison Address: 10 Devonshire Road, Aberdeen UK Postcode: AB10 6XR	Ordinary	603
Name: Ronald Nelmes Address: 10 The Uplands, Bricket Wood, St Albans, Herts UK Postcode: AL2 3UW	Ordinary	132
Name: Jamie O'Sullivan Address: 98 Chippenham Road, Maida Vale, London UK Postcode: W9 2AH	Ordinary	650

Form 88(2) continuation sheet

Company Number 1682048

Shareholder details	Class of shares allotted	Number allotted
Name: John Panrucker Address: 22 Longcroft, Stansted Mountfitchet, Essex UK Postcode: CM24 8JD	Ordinary	1,211
Name: Nicola Parkinson Address: 12 Hereward Avenue, Purley, Surrey UK Postcode: CR8 2NN	Ordinary	805
Name: Helen Paul Address: 14 Northfield Place, Aberdeen UK Postcode: AB25 1SJ	Ordinary	220
Name: Mark Pay Address: Holeberggata 15, 4006 Stavanger, Norway UK Postcode:	Ordinary	215
Name: Christopher Pettit Address: 121 Mayfield Gardens, Walton on Thames, Surrey UK Postcode: KT12 5PP	Ordinary	440
Name: Timothy Phillips Address: 3 Solent Avenue, Lymington, Hampshire UK Postcode: SO41 3SD	Ordinary	430

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details		Shares and share class allotted	
Name	Address / UK Postcode	Class of shares allotted	Number allotted
Elizabeth Pointing	24 Belgrave Terrace, Aberdeen UK Postcode AB25 2NS	Ordinary	132
Debra Rae	61 Lee Crescent, Bridge of Don, Aberdeen UK Postcode AB22 8FG	Ordinary	861
Martin Redford	44 Dartnell Close, West Byfleet, Surrey UK Postcode KT14 6PQ	Ordinary	434
John Scarrott	5 Newalls Rise, Wargrave, Reading UK Postcode RG10 8AY	Ordinary	172
Doug W Scott	15 Annesley Park, Torphins, Aberdeenshire UK Postcode AB31 4HG	Ordinary	347
Juliet Stevenson	46 Sherwoods Rise, Harpenden, Herts UK Postcode AL5 1LU	Ordinary	1,100

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details		Shares and share class allotted	
Name	Address	Class of shares allotted	Number allotted
Jonathan Stocker	104 Whitestile Road, Brentford, Middlesex UK Postcode TW8 9NL	Ordinary	440
Ellen M R Szalai	95 Woodfield Drive, Gidea Park, Romford, Essex UK Postcode RM2 5DD	Ordinary	44
Guy Thomas	138 Tudor Drive, Kingston upon Thames, Surrey UK Postcode KT2 5QG	Ordinary	44
Peter Neil Thomas	47 Elm Grove, Barnes, London UK Postcode SW13 0BU	Ordinary	646
Kevin Thomson	3 Earlswells Place, Cults, Aberdeen UK Postcode AB15 9LG	Ordinary	220
Christopher Tomlinson	50 Sydney Parade Avenue, Sandymount, Dublin 4 UK Postcode	Ordinary	1,081

Form 88(2) continuation sheet

Company Number: 1682048

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Stephen Turpin Address: 125 Manor Green Road, Epsom, Surrey UK Postcode: KT19 8LW	Ordinary	220
Name: Jonathan Verlander Address: 33 Malcolms Way, Stonehaven UK Postcode: AB39 2ST	Ordinary	650
Name: Colin Vickery Address: Newcroft, South Park Avenue, Chorleywood, Herts UK Postcode: WD3 5DY	Ordinary	208
Name: David Waters Address: 16 Northwood Way, Northwood, Middlesex UK Postcode: HA6 1AT	Ordinary	242
Name: PeterWhattler Address: White Wall Farm Oast, 483 Capstone Road, Gillingham, Kent UK Postcode: ME3 7TE	Ordinary	908
Name: Robert Shaun White Address: 28 Lancaster Place, Wimbledon UK Postcode: SW19 5DP	Ordinary	1,086

Form 88(2) continuation sheet

Company Number 1682048

Shareholder details	Class of shares allotted	Number allotted
Name: Jeremy Whitlock Address: 1 Mayfield Road, London UK Postcode: N8 9LL	Ordinary	430
Name: Eugene Whyms Address: Flat 15, The Whitehouse, 8 Belvedere Road, London UK Postcode: SE1 8YP	Ordinary	430
Name: Janice Wilcott Address: 15 Colthurst Crescent, Green Lanes, London UK Postcode: N4 2DT	Ordinary	1,582
Name: Joanne Williams Address: 31b Dee Street, Aberdeen UK Postcode: AB11 6AW	Ordinary	435
Name: Oliver Williams Address: 42 Dornden Drive, Langton Green Tunbridge Wells, Kent UK Postcode: TN3 0AF	Ordinary	1,100
Name: Paul Winfrow Address: 13 Pewley Bank, Guildford, Surrey UK Postcode: GU1 3PU	Ordinary	264

Form 88(2) continuation sheet

Company Number 1682048

Shareholder details	Class of shares allotted	Number allotted
Name: Stephen Wright Address: 34 Gladstone Place, Aberdeen UK Postcode: AB10 6XA	Ordinary	430
Name: Simon Zoller Address: c/o Rio Office, Enterprise Oil plc, Grand Buildings, Trafalgar Square, London UK Postcode: WC2N 5EJ	Ordinary	861
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	01682048
Company Name in full	Enterprise Oil plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,547	2,504	3,079
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.0613	£5.3733	£3.4627

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Gordon Anderson Address: Garron Hill East, Garronbridge, Thronhill, Dumfriesshire UK Postcode: DG3 5AZ	Class of shares allotted: Ordinary	Number allotted: 2,053
Name: Jennifer Garnham Address: Drumdurno Farnhouse, Pitcaple, Inverurie UK Postcode: AB51 5HT	Class of shares allotted: Ordinary	Number allotted: 556
Name: Paul Harrison Address: Latchcroft, Foreran, Ellon, Aberdeenshire UK Postcode: AB41 6AY	Class of shares allotted: Ordinary	Number allotted: 2,547
Name: Ronald Nelmes Address: 10 The Uplands, Bricket Wood, St Albans, Herts UK Postcode: AL2 3UW	Class of shares allotted: Ordinary	Number allotted: 334
Name: Martin Redford Address: 44 Dartnell Close, West Byfleet, Surrey UK Postcode: KT14 6PG	Class of shares allotted: Ordinary	Number allotted: 278

Please enter the number of continuation sheets (if any) attached to this form **1**

Signed MJWhite   **Date** 2016/02

A ~~director~~ / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~   *Please delete as appropriate*

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark J White
Enterprise Oil plc
Grand Buildings
Trafalgar Square
London
WC2N 5EJ

Tel

DX number   Exchange

Form 88(2) continuation sheet

Company Number: 01682048

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name: Douglas W Scott Address: 15 Annesley Park, Torphins, Aberdeenshire UK Postcode: AB31 4HG	Ordinary	835
Name: David Strachan Address: 29 Beech-Hill Gardens, Aberdeen UK Postcode:	Ordinary	334
Name: Peter Whattler Address: White Wall Farm Oast, 483 Capstone Road, Gillingham, Kent UK Postcode: ME3 7TE	Ordinary	1,026
Name: Janice Wilcott Address: 15 Colthurst Crescent, Green Lanes, London UK Postcode: N4 2DT	Ordinary	167
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		